UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. 6)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Owen Schmidt
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

May 17, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
3,978,190 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
3,978,190 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,978,190 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.61% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
11,318,870 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
11,318,870 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
11,318,870 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.25% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
4,813,971 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
4,813,971 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,813,971 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
20,111,031* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
20,111,031* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
20,111,031* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.19%* (see Item 5)

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
20,111,031* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
20,111,031* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
20,111,031* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.19%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IA

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
20,111,031* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
20,111,031* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
20,111,031* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.19%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 1.	Security and Issuer.

Item 1 is amended and supplemented as follows:

The address of the Issuer’s principal executive offices is 1000 Louisiana Street, 39th Floor, Houston, Texas 77002.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The terms “Preferred Shares,” and “Warrants” as originally defined in Amendment No. 4, are hereinafter defined as the “Series A Preferred Shares,” and the “Series A Warrants,” respectively.

Series B Preferred Shares and Warrants

On May 17, 2019, Valinor Management entered into the Series B Convertible Preferred Stock Purchase Agreement, dated as of May 17, 2019 (the “Series B Purchase Agreement”), among the Issuer and Valinor Preferred Participants, pursuant to which the Issuer agreed to sell, and the Valinor Preferred Participants agreed to purchase, in the aggregate, (i) 5,100 shares of Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred Shares”), including 100 shares of Series B Preferred Shares as an origination fee, with the rights and obligations as set forth in the Certificate of Designations of Series B Convertible Preferred Stock of the Issuer, dated as of September 28, 2018 (the “Series B Certificate of Designations”), and (ii) associated warrants (the “Series B Warrants”), in an amount to be determined based on a formula specified under, and with rights and obligations as set forth in, the Warrant Agreement in the form which is attached to this Amendment No. 6 as Exhibit 13 (the “Warrant Agreement”).  Pursuant to the Series B Purchase Agreement, the Series B Preferred Shares and the Series B Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed. The transactions contemplated by the Series B Purchase Agreement are expected to close on or before May 24, 2019 (the “Closing Date”).

The Issuer has the option to convert all, but not less than all, of the Series B Preferred Shares into Shares at a conversion price of $7.50 per share, subject to adjustments, as specified in the Series B Certificate of Designations, on any date on which the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions.  In addition, the Issuer must convert all of the Preferred Series B Shares into Shares at a conversion price of $7.50, subject to adjustments, on the earlier of (i) 10 Business Days following a FID Event (as defined in the Series B Certificate of Designations) and (ii) the tenth anniversary of the Closing Date in each case, subject to adjustments as specified in the Series B Certificate of Designations.

Pursuant to the Series B Certificate of Designations, each holder of outstanding Series B Preferred Shares is entitled to vote with the holders of outstanding Shares, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration (whether at a meeting of stockholders of the Issuer, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law.  In any such vote, the Series B Certificate of Designations provides that each outstanding Series B Preferred Share is entitled to a number of votes equal to the amount of whole Shares into which the Series B Shares in the aggregate is convertible as if such share of Series B Preferred Shares was converted at “market value” on the date the Series B Preferred Share was issued as of the record date for the meeting of stockholders or such vote or written consent. In addition, the Issuer will pay dividends on the Series B Shares and such dividends will be cumulative and accrue at a rate of 12% per annum on their then existing Series B Liquidation Preference (as defined in the Series B Certificate of Designations) and will be payable in cash or in-kind quarterly, at the Issuer’s option and subject to the terms and conditions set forth in the Series B Certificate of Designations.  The Series B Preferred Shares will also participate, on an as-converted basis, in any dividends paid to the holders of Shares.

Pursuant to the Warrant Agreement, the Series B Warrants to be issued to the Valinor Preferred Participants represent the right to acquire a number of Shares, determined by a formula specified in the Warrant Agreement, on the exercise date, at an exercise price of $0.01 per share, subject to adjustments.  The Series B Warrants may be exercised by the holder only on the third anniversary of the Closing Date.  The Issuer can force a mandatory exercise of the Series B Warrants prior to such date if the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments as specified in the Warrant Agreement.

Registration Rights Agreement

In connection with the Series B Purchase Agreement, the Issuer and certain of the Reporting Persons will enter into a registration rights agreement in the form which is attached to this Amendment No. 6 as Exhibit 14 (the “Registration Rights Agreement”), which provides for demand and piggy-back registration rights covering the Shares underlying the Series B Preferred Shares and the Series B Warrants.

Purchaser Rights Agreement

In connection with the Series B Purchase Agreement, the Issuer and the Valinor Preferred Participants will enter into a purchaser rights agreement, the form of which is attached to this Amendment No. 6 as Exhibit 15 (the “Purchaser Rights Agreement”).  Pursuant to the Purchaser Rights Agreement, the Preferred Participants will have a right of first refusal to purchase any project-level equity or equity-linked securities (including, without limitation, preferred equity, combinations of equity or any other instruments or forms of equity capital) issued to finance the development, construction, commissioning and/or operation of the Company’s Rio Grande LNG facility to be located on the U.S. Gulf Coast (the “Project”) as will be provided under the Purchaser Rights Agreement. The project equity rights are subject to certain transfer restrictions. In addition, pursuant to the Purchaser Rights Agreement, the Series B Preferred Participants, prior to an FID Event (as defined in the Purchaser Rights Agreement), will have the right to purchase their pro rata share of any future issuance of shares of Series C Preferred Stock of the Issuer in accordance with the terms of the Purchaser Rights Agreement.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Series B Stock Purchase Agreement, the Form of Warrant Agreement, the Series B Certificate of Designations, the Form of Registration Rights Agreement and Form of Purchaser Rights Agreement, which are attached to the Statement as Exhibits 11, 12, 13, 14 and 15, respectively, and are incorporated herein by such reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 6, as of May 17, 2019, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of May 17, 2019, prior to the closing of the transactions described in Item 4 of this Amendment No. 6, which is expected to close on the Closing Date.

(a) and (b)

As of May 17, 2019, without giving effect to the issuance of the Series B Preferred Shares and Series B Warrants on the Closing Date, and assuming as if the Series A Preferred Shares and the Series A Warrants beneficially owned by the Valinor Preferred Participants were convertible and exercisable, as the case may be: Capital Partners directly holds 3,978,190 Shares, comprised of 3,832,630 Shares and 145,560 Shares issuable upon (i) conversion of 975 Series A Preferred Shares and (ii) the exercise of 15,560 Series A Warrants, which represents approximately 3.61% of the Issuer’s outstanding Shares (based on (i) 109,979,473 outstanding Shares outstanding at May 3, 2019, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed with the SEC on May 7, 2019 (the “Outstanding Shares”), plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the exercise of the Series A Warrants held by Capital Partners); VND Partners directly holds 4,813,971 Shares, which represents approximately 4.38% of the outstanding Shares; and Capital Partners Offshore Master directly holds 11,318,870 Shares, comprised of 10,904,733 Shares and 414,137 Shares issuable upon (i) conversion of 2,774 Series A Preferred Shares and (ii) the exercise of 44,271 Series A Warrants, which represents approximately 10.25% of the Issuer’s outstanding Shares (based on (i) 109,979,473 outstanding Shares as of the May 3, 2019, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the exercise of the Series A Warrants held by Capital Partners Offshore Master).

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) Capital Partners and (iii) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master, (b) Capital Partners and (c) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 4 and Item 5 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented as follows:

11	Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

12	Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

13	Form of Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

15	Form of Purchaser Rights Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

16*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2019	Valinor Management, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: May 21, 2019	David Gallo

/s/ David Gallo

Date: May 21, 2019	Valinor Associates, LLC

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: May 21, 2019	Valinor Capital Partners Offshore Master Fund, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: May 21, 2019	VND Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: May 21, 2019	Valinor Capital Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Exhibit Index

11	Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

12	Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

13	Form of Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

15	Form of Purchaser Rights Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

16*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.